UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-31705

CUSIP NUMBER 37445J103

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2026

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GHST World, Inc.

Full Name of Registrant

3001 PGA Boulevard
Suite 305

Address of Principal Executive Office (Street and Number)

Palm Beach Gardens, FL 33410

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

GHST World, Inc. (the “Company”) is unable to file the Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “Form 10-K”) in a timely manner without unreasonable effort or expense, due to the Company’s limited personnel and resources and certain developments in its business including a shift in its business focus to include the exploration of potential new business opportunities through a potential business combination or strategic transaction with an operating entity, resulting in a prolonged process for the preparation of the Form 10-K. The Company expects to file the Form 10-K on or prior the 15th calendar day following the prescribed due date of the Annual Report, as required by Rule 12b-25 under the Securities Exchange Act of 1934.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Constantine Christakis	(561)	302-6158
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	X	No

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue which decreased to $13,852 for the year ended June 30, 2026, compared to $60,469 for the year ended June 30, 2025. The Company expects to report net loss of $85,918 for the year ended June 30, 2026, compared to $182,848 for the year ended June 30, 2025, with the decrease in net loss primarily due to decreased general and administrative expenses.

The expected results of operation set forth above are subject to any audit adjustments.

GHST World, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2026	By:	/s/ Roberto Castellazzi
Roberto Castellazzi,
Chief Executive Officer